Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                              28 April 2009

                                       WPP
                                       ---

                            QUARTERLY TRADING UPDATE
                            ------------------------

                        REPORTABLE REVENUES UP ALMOST 36%
                        ---------------------------------

                     CONSTANT CURRENCY REVENUES UP OVER 11%
                     --------------------------------------

                      LIKE-FOR-LIKE REVENUES DOWN ALMOST 6%
                      -------------------------------------

                 FIRST QUARTER OPERATING MARGIN AHEAD OF BUDGET
                 ----------------------------------------------
                               BUT BELOW LAST YEAR
                               -------------------

Current Trading

In the first quarter of 2009, reported revenues rose by 35.9% to (pound)2.117 billion. Revenues in constant currency were up 11.1%, reflecting the weakness of the pound sterling against the US dollar and Euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were down 5.8%. This reflected cuts in client spending in reaction to the global financial and economic crisis, essentially after both the sub-prime crisis and the collapse of Lehman Brothers in September, as de-stocking followed declines in consumer spending.

The first quarter results reflect the acquisition of Taylor Nelson Sofres plc ("TNS"), which was completed on 29 October 2008. Although, the final quarter of 2008 and especially December, with flat Group revenues, were better than expected, the first three months of 2009 were markedly different, although the rate of decline eased in March, perhaps reflecting some stabilisation or maybe re-stocking of inventories.

As shown in appendix 1, on a constant currency basis the Group's revenue grew by 11.1%. The economic pressure, both in terms of constant currency revenue growth and like-for-like revenue growth, was most keenly felt in the United States, with the United Kingdom less affected and Asia Pacific, Latin America, Africa and the Middle East least affected. Despite the overall position, some parts of the world showed some resilience, with Latin America, Africa and Eastern Continental Europe still showing like-for-like growth. Some countries were particularly affected such as Spain, Italy and Denmark, but others such as Russia and Poland continued to grow. In Asia Pacific, Australia and New Zealand, Japan, Singapore and South Korea were difficult, but Mainland China and India still showed some like-for-like growth. In Latin America, Brazil, Argentina, Mexico and Colombia, all showed like-for-like growth.

By communications services sector, advertising and media investment management was least affected on a like-for-like basis, with public affairs and public relations and information, insight and consultancy a little more affected. Branding and identity, healthcare and specialist communications (including direct, internet and interactive) were most affected.

                                                                  WPP plc/page 2

Cyclical and structural pressure on traditional media in the developed countries continued, whilst digital media grew faster, although at lower rates. Public relations and public affairs continued to benefit from new media and polling research, although for the first quarter, for some time, less so. Our specialist communications businesses in the United States and Western Europe continued to be impacted by the recession although healthcare showed some improvement, driven by account consolidation new business success.

As a number of our competitors report in US dollars and inter-currency comparisons are difficult to make, Appendix 2 shows revenue growth by geography and communications services sector in reportable US dollars, for the first quarter of 2009. US dollar reportable revenues were down 1.6% in the first quarter to $3.035 billion, primarily reflecting the strength of the Euro and Japanese Yen against the US dollar.

Net new business billings for the first quarter were up on last year, at (pound)960 million ($1.489 billion) and the Group continues to benefit from consolidation trends in the industry, winning several assignments from existing and new clients. The general economic situation is encouraging a significant number of account reviews, consolidations and new business opportunities, particularly in media investment management.

In the first quarter, although revenue was below budget, operating margins were ahead of budget and revenue shortfalls were offset by operating cost reductions. Operating margins were down against last year, partly due to severance costs as headcount was reduced in line with the fall in revenues.

We are in the process of reviewing our quarter one revised forecasts, but early indications are that like-for-like revenues will be below budget, closer to recent industry forecasts of mid-single digit declines, reflecting continued pressure in most regions, but most significantly in the United States, Western Continental Europe and parts of Asia Pacific, like Japan and Australia. Given the first quarter overall performance and the preliminary quarter one forecast for the year, it will be difficult to maintain operating margins at the level achieved in 2008, after adjusting for TNS.

On a proforma basis, the number of people in the Group, excluding associates, was down 2.0% or 2,280 at 31 March 2009 to 109,408, as compared to 31 March 2008. On the same basis, in the first quarter of 2009, the number of people in the Group averaged 110,408, down 0.6% or 672 from the average for the same period last year. The number of people in the Group at 31 March 2009 fell by 3,505 or 3.1% to 109,408, in comparison to the pro-forma figure at 31 December 2008. Almost a third of this was as a result of net attrition, rather than severance, although the attrition rate has almost halved in the recession.

Balance Sheet and Cash Flow

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a combination of capital expenditure, acquisitions and share repurchases. In the twelve months to 31 March 2009, the Group's free cash flow was (pound)939 million. Over the same period, the Group's capital expenditure, acquisitions, share repurchases and dividends were (pound)1,430 million.

Average net debt in the first quarter of 2009 was (pound)3.421 billion, compared to (pound)2.081 billion in 2008, at 2009 exchange rates. This represents an increase of (pound)1.340 billion,

                                                                  WPP plc/page 3

an improvement over the first seven weeks average net debt figures included in the Group's 2008 Preliminary Announcement. Average net debt reflects the net acquisition cost of TNS and other smaller acquisitions and earnout payments totalling (pound)1.0 billion, debt acquired on the acquisition of TNS of (pound)578 million and (pound)28 million spent on share repurchases during the last twelve months. Net debt at 31 March 2009 was (pound)3.752 billion compared to (pound)2.593 billion in 2008 (at constant exchange rates), an increase of (pound)1.159 billion, again reflecting the acquisition spend and share repurchases. The current net debt figure compares with a market capitalisation of approximately (pound)5.5 billion, giving an enterprise value of (pound)9.3 billion.

In the first quarter of 2009, the Group made acquisitions or increased equity interests in advertising and media investment management in Italy, Portugal and South Africa; in information, insight & consultancy in the United Kingdom; in public relations and public affairs in Poland; in direct, internet and interactive in France and Hong Kong; in digital in the United States and in healthcare in France.

As noted in the 2008 Preliminary Announcement, the cost of the acquisition of TNS was (pound)1.6 billion and was funded principally by debt. At the time of the acquisition it was announced that for two years following this acquisition, the Group's share buy-back programme will be targeted at 1% per annum and dividend growth at 15% per annum, subject to review by the Board. These actions, together with a reduced level of acquisition spend targeted at (pound)100 million per annum, are expected to generate surplus cash and a reduction in the borrowing levels. In the first quarter of 2009, 2.4 million ordinary shares, equivalent to 0.2% of the share capital were purchased at an average price of (pound)3.92 per share and total cost of (pound)9.5 million. All of these shares were purchased in the market.

Future Objectives

In the balance of 2009, the short-term focus will continue to be on balancing the likely fall in revenues against staff costs and headcount. The first half of 2009 will clearly be very difficult, with the second half, although continuing to be tough, likely to improve relatively. Any recovery, of sorts, will probably come in 2010. In the medium and longer term the Group will continue to focus on its key objectives of improving operating profits by 10% to 15% per annum; improving operating margins by a half to one margin point per annum; improving staff cost to revenue ratios by up to 0.6 margin points per annum; growing revenue faster than industry averages; continuing to improve our creative reputation and stimulating further co-operation among Group companies.

For further information:

Sir Martin Sorrell        )
Paul Richardson           )    (44) 20 7408 2204
Feona McEwan              )

Fran Butera                    (1) 212 632 2235

This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company's independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

                                                                  WPP plc/page 4

Appendix 1: Revenue and revenue growth by region and communications services sector

3 months ended 31 March 2009


                                                                                                  Revenue         Constant
                                                                                                   Growth         Currency
Region                                                                                           Reported        Growth(1)
------                          2009                %           2008                %           2009/2008        2009/2008
                                (pound)m        Total           (pound)m        Total                   %                %

North America                      784.9         37.1              580.9         37.3                35.1             -0.9

United Kingdom                     251.1         11.9              216.4         13.9                16.0             16.0

Continental Europe                 608.0         28.7              419.0         26.9                45.1             24.6

Asia Pacific, Latin
America, Africa
& Middle East                      472.6         22.3              341.7         21.9                38.3             15.0
                                 -------        -----            -------        -----               -----            -----
Total Group                      2,116.6        100.0            1,558.0        100.0                35.9             11.1
                                 -------        -----            -------        -----               -----            -----



                                                                                                  Revenue         Constant
                                                                                                   Growth         Currency
Communications                                                                                   Reported        Growth(1)
--------------                  2009                %           2008                %           2009/2008        2009/2008
Services Sector                 (pound)m        Total           (pound)m        Total                   %                %
---------------

Advertising, Media
Investment
Management                         812.1         38.4              695.1         44.6               16.89             -3.5

Information, Insight &
Consultancy                        552.0         26.1              227.1         14.6              143.1             101.5

Public Relations
& Public Affairs                   201.6          9.5              167.2         10.7               20.6              -4.3

Branding & Identity,
Healthcare and
Specialist Communications
                                   550.9         26.0              468.6         30.1               17.6              -5.1
                                 -------        -----            -------        -----               -----            -----
Total Group                      2,116.6        100.0            1,558.0        100.0               35.9              11.1
                                 -------        -----            -------        -----               -----            -----

-------------------
(1)Constant currency growth excludes the effects of currency movements.

                                                                  WPP plc/page 5

Appendix 2: Revenue and revenue growth by region and communications services sector in Reportable US Dollars

3 months ended 31 March 2009

                                                         Revenue
                        2009            2008              Growth
Region                    $m              $m            Reported
------                                                 2009/2008
                                                               %

North America        1,125.5         1,150.3                -2.2

United Kingdom         360.1           428.4               -15.9

Continental Europe     871.6           829.8                 5.0

Asia Pacific, Latin
America, Africa &
Middle East            677.7           676.7                 0.1
                     -------         -------               -----
Total Group          3,034.9         3,085.2                -1.6
                     -------         -------               -----

                                                         Revenue
                        2009            2008              Growth
Communications            $m              $m            Reported
--------------                                         2009/2008
Services Sector                                                %
---------------

Advertising & Media
Investment
Management           1,164.2         1,376.9               -15.4

Information, Insight
& Consultancy          791.4           449.6                76.0

Public Relations &
Public Affairs         289.2           330.9               -12.6

Branding & Identity,
Healthcare and
Specialist
Communications         790.1           927.8               -14.8
                     -------         -------              ------
Total Group          3,034.9         3,085.2                -1.6
                     -------         -------              ------